APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

ELI TEA BAR
Income Statement - unaudited
For the periods ended 2019-2020

	Current Period	Prior Period
	31-Dec-20	**31-Dec-19**
REVENUES		
Sales	$ 310,797.00	$ 152,493.00
Other Revenue	-	-
TOTAL REVENUES	**310,797.00**	**152,493.00**
COST OF GOODS SOLD		
Cost of Sales	113,632.00	61,834.00
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	113,632.00	61,834.00
GROSS PROFIT (LOSS)	197,165.00	90,659.00
OPERATING EXPENSES		
Advertising and Promotion	2,373.00	3,000.00
Bank Service Charges	-	-
Business Licenses and Permits		
Computer and Internet		
Depreciation	53.00	-
Dues and Subscriptions	-	-
Insurance	3,097.00	1,995.00
Meals and Entertainment	-	-
Miscellaneous Expense	-	-
Office Supplies	1,181.00	1,000.00
Payroll Processing	-	-
Professional Services - Legal, Accounting	4,859.00	2,720.00
Occupancy	-	-
Rental Payments	60,024.00	52,400.00
Salaries	70,326.00	95,426.00
Payroll Taxes and Benefits		-
Travel	1,879.00	2,000.00
Utilities	10,113.00	4,760.00
Website Development	1,000.00	1,000.00
TOTAL OPERATING EXPENSES	154,905.00	164,301.00

OPERATING PROFIT (LOSS)	42,260.00	(73,642.00)
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ 42,260.00	$ (73,642.00)

ELI TEA BAR
Balance Sheet
For the period ended [2019-2020]

| | Current Period | | Prior Period | |
	31-Dec-20		31-Dec-19	
ASSETS				
Current Assets:				
Cash	$	150,000.00	$	200,000.00
Petty Cash		10,000.00		10,000.00
Accounts Receivables		310,000.00		152,000.00
Inventory		50,000.00		80,000.00
Prepaid Expenses		-		-
Employee Advances		-		-
Temporary Investments		-		-
Total Current Assets		520,000.00		442,000.00
Fixed Assets:				
Land		-		-
Buildings		-		-
Furniture and Equipment		20,000.00		20,000.00
Computer Equipment		2,000.00		2,000.00
Vehicles		-		-
Less: Accumulated Depreciation		-		-
Total Fixed Assets		22,000.00		22,000.00
Other Assets:				
Trademarks		-		-
Patents		-		-
Security Deposits		-		-
Other Assets		-		-
Total Other Assets		-		-
TOTAL ASSETS	$	542,000.00	$	464,000.00
LIABILITIES				
Current Liabilities:				
Accounts Payable	$	-	$	-
Business Credit Cards		-		-
Sales Tax Payable		2,000.00		1,000.00
Payroll Liabilities		70,326.00		95,426.00
Other Liabilities		60,000.00		60,000.00

Current Portion of Long-Term Debt		-	-
Total Current Liabilities		132,326.00	156,426.00
Long-Term Liabilities:			
Notes Payable		-	-
Mortgage Payable		-	-
Less: Current portion of Long-term debt		-	-
Total Long-Term Liabilities		-	-
EQUITY			
Capital Stock/Partner's Equity		409,674.00	217,574.00
Opening Retained Earnings		-	-
Dividends Paid/Owner's Draw		-	-
Net Income (Loss)		-	90,000.00
Total Equity		409,674.00	307,574.00
TOTAL LIABILITIES & EQUITY	$	**542,000.00**	$ **464,000.00**
Balance Sheet Check		-	-

ELI TEA BAR
Statement of Cash Flow - unaudited
For the period ended [2019-2020]

	31-Dec-20	31-Dec-19
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	310,000	152,000
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation		-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	-	-
Total Adjustments	-	-
Net Cash Flows From Operating Activities	310,000	152,000
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH	310,000	152,000
CASH - BEGINNING		310,000
CASH - ENDING	310,000	462,000

I, Elias Majid, certify that:

1. The financial statements of ELITEA LLC included in this Form are true and complete in all material respects; and
2. The tax return information of ELITEA LLC included in this Form reflects accurately the information reported on the tax return for ELITEA LLC for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature   *Elias Majid*

Name: Elias Majid

Title: Founder